Exhibit 99.3

RNS Number:3858F
Wolseley PLC
18 November 2004

Wolseley plc
AGM Statement

Wolseley plc, the world's largest specialist trade distributor of plumbing, heating and building material products, is holding its Annual General Meeting today at 12 noon.

At the meeting, John Whybrow, Chairman, will make the following comments to shareholders:

“There has been no significant change in the market conditions affecting the Group's businesses since the Preliminary results announcement for the year ended 31 July 2004, issued on 27 September 2004.

The Group's US businesses continue to make good progress and achieve strong organic growth. The housing market remains robust although with wide regional variations. The repairs, maintenance and improvement (“RMI”) market continues on an upward trend and the opening of at least 50 “XpressNet” stores by Ferguson in this financial year should enable it to take further market share and expand the customer base. The commercial market is gradually improving although the industrial market remains flat.

Whilst US lumber prices have reduced, as expected, since the previous year end, the average price for the first three months of the current financial year is approximately 23% higher than the corresponding period last year.

In Canada, the outlook is favourable boosted by the energy sector and a strong housing market.

The principal driver of the UK business is RMI which continues to hold up well. The recent slowing in the housing market may create future consumer uncertainty although at this stage there is no evidence of any adverse impact on our business. The outlook currently remains favourable and additional benefits are expected to arise from Government initiatives on improvements to social housing and infrastructure.

The recent disappointing GDP growth figures in France suggest that economic growth may be less strong than previously expected. Whilst government tax incentives are helping the new residential market, RMI, the principal driver of both Brossette and PBM, is currently showing little progress. The rest of our markets in continental Europe are expected to remain broadly flat although Wolseley's operations should continue the good progress achieved in the previous financial year.

The Group is proceeding with a number of business improvement initiatives which are expected to deliver significant benefits to earnings over the coming years. Major European suppliers were recently addressed by Wolseley's European team outlining its strategy to eliminate costs from the supply chain.

The Board remains optimistic about the progress the Group is likely to achieve in the current financial year.”

In accordance with normal practice, Wolseley plc will be issuing a more detailed pre-close period trading update on 17 January 2005.

Prior to the start of today's meeting, John Whybrow received from Co-operative Insurance Society Limited (“CIS”) their award for AGM of the year for the meeting held in November 2003. Making the award to Wolseley for CIS was Ian Jones, Head of Responsible Investment, who said:

“Wolseley's 2003 AGM was conducted in a professional, orderly manner, while managing to sustain an intelligent dialogue between shareholders and the Board – it achieved the right balance of formality and informality. Several key directors made presentations that effectively addressed many items of actual or potential concern to shareholders. The attitude of the Board, particularly of the Chairman, to shareholders was one of openness without being acquiescent; shareholders' contributions were clearly welcomed and responded to seriously and candidly.”

John Whybrow, Chairman of Wolseley commented:

“We are very pleased to accept this award as it recognises the importance we place on communicating with all our shareholders, both institutional and private.”

For more information log-on to Wolseley's web site at www.wolseley.com where a number of advanced features has recently been added.

Press/Investor Enquiries:
Wolseley plc 0118 929 8700
Guy Stainer
Head of Investor Relations

Brunswick 020 7404 5959
Andrew Fenwick
Nina Coad

Certain information included in this release is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements. Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, discussions of expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this release are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the Company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an international Group such as Wolseley. Information on some factors which could result in material difference to the results is available in the Company's SEC filings, including, without limitation, the Company's Report on Form 20-F for the years ended 31 July 2003 and 2004.

Notes to Editors
Wolseley plc is the world's largest specialist trade distributor of plumbing and heating products and a leading supplier of building materials to professional contractors in North America, the UK and Continental Europe. Group sales for the year ended 31 July 2004 were approximately £10.1 billion and operating profit, before goodwill, was £619 million. Wolseley has around 50,000 employees operating in 13 countries namely: UK, USA, France, Canada, Ireland, Italy, The Netherlands, Switzerland, Austria, Czech Republic, Hungary, Luxembourg and Denmark. Wolseley is listed on the London and New York Stock Exchanges (LSE:WOS.L, NYSE: WOS) and is in the FTSE 100 index of listed companies.

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